UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On January 7, 2022, Triterras, Inc. (“Triterras” or the “Company”) filed a Report of Foreign Private Issuer on Form 6-K (the “Initial Report”) reporting changes in the Company’s principal accountant. The Company provided a copy of the Initial Report to Nexia TS Public Accounting Corporation (“Nexia”), the Company’s former principal accountant, prior to filing the Initial Report with the U.S. Securities and Exchange Commission (the “SEC”), and requested that Nexia furnish it with a letter addressed to the SEC stating whether Nexia agrees with the statements in the Initial Report and, if not, stating the respects in which Nexia does not agree. The Initial Report is hereby amended and supplemented by adding the language below.

Changes in Registrant’s Certifying Accountant.

On January 11, 2022, Nexia furnished to the Company a letter addressed to the SEC regarding the statements made by the Company in the Initial Report.  In its letter, Nexia stated that (i) with respect to the statements in the Initial Report concerning entities other than Nexia, it had no basis to agree or disagree, and (ii) with respect to statements regarding Nexia, it agreed with the statements contained in the Initial Report, except that it disagreed with the Company’s statement that “the Company did not have disagreements with Nexia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.” Nexia stated in its letter that “[d]uring the course of our audit, we had a disagreement with the Company on the auditing scope and procedures” and that “the disagreement related to the sufficiency of audit evidence over the validity of certain sales transactions and thereon the existence and valuation of trade receivables.” Nexia also noted that it was “authorized by the Company in a letter dated December 29, 2021, to respond fully and without limitation to the successor auditor [WWC, P.C.].”

Notwithstanding Nexia’s letter, the Company’s management and the Audit Committee of the Company’s board of directors continue to believe and assert that there was no disagreement with Nexia regarding audit scope or procedures because Nexia did not propose additional procedures or an expanded scope of work that would have facilitated the completion of Nexia’s audit. Further, the Company does not agree with Nexia’s characterizations related to “audit evidence.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: January 18, 2022	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Executive Chairman and
Chief Executive Officer